Exhibit 5.1

                      June 28, 2005

Willis North America Inc.,

          Ten Trinity Square,

            London EC3P 3AX.

Ladies and Gentlemen:

        In connection with the registration under the Securities Act of 1933 (the "Act") of $100,000,000 principal amount of (i) debt securities of Willis North America Inc., a Delaware corporation (the "Company") (the "Senior Debt Securities") and (ii) guarantees of Willis Group Holdings Limited, an exempted company incorporated under the laws of Bermuda (the "Parent"), TA I Limited, TA II Limited, TA III Limited, Trinity Acquisition Limited, TA IV Limited and Willis Group Limited, each of which is a company with limited liability organized under the laws of England and Wales, and which collectively comprise substantially all of the direct and indirect parent entities of the Company (together with Parent, the "Guarantors") to be issued in connection with the Senior Debt Securities (the "Guarantees", together with the Senior Debt Securities, the "Securities"), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

        Upon the basis of such examination, we advise you that, in our opinion, when the Registration Statement has become effective under the Act, the Supplemental Indenture relating to the Securities (the "Supplemental Indenture"), supplementing the Indenture, dated as of July 1, 2005 (the "Indenture"), between the Company, the Guarantors and JPMorgan Chase Bank, N.A., as Trustee, has been duly authorized, executed and delivered, the terms of the Securities and of their issuance and sale have been duly established in conformity with the Indenture and the Supplemental Indenture so as not to violate any applicable law or result in a default under or breach of any agreement or instrument binding upon the Company or the Guarantors and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company or the Guarantors, and the Securities have been duly executed and authenticated in accordance with the Indenture and the Supplemental Indenture and issued and sold as contemplated in the Registration Statement, the Securities and the Guarantees will constitute valid and legally binding obligations of the Company and the Guarantors, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

        We note that, as of the date of this opinion, a judgment for money in an action based on the Securities or the Guarantees in a Federal or state court in the United States ordinarily would be enforced in the United States only in United States dollars.

        The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

        Also, we have relied as to certain factual matters on information obtained from public officials, officers of the Company and the Guarantors and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee thereunder, an assumption which we have not independently verified.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

                      Very truly yours,

                      /s/ Sullivan & Cromwell LLP